UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

National Security Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

637546102
(CUSIP Number)
Andrew J. Abernathey Meridian Investments I, LLC 3523 45th Street South, Suite 100 Fargo, North Dakota 58104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 14, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 637546102

1	names of reporting persons
Meridian Investments I, LLC
2	check the appropriate box if a member of a group (see instructions)
(a) [ ]
(b) [ ]

3	sec use only

4	source of funds (see instructions)
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
[ ]
6	citizenship or place of organization
North Dakota
NUMBER OF	7	sole voting power
SHARES		341,702 (1)
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		341,702 (1)
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
341,702 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
[ ]

13	percent of class represented by amount in row (11)
13.5% (2)
14	type of reporting person (see instructions)
PN

(1) Shares of Common Stock of the Company held by Meridian.  Abernathey is the President and sole member of the Board of Directors of Meridian, holds sole voting and dispositive power over the securities held by Meridian, and may be deemed to beneficially own the securities held by Meridian.

(2) The percentage is based upon 2,531,552 shares of Common Stock outstanding as of November 13, 2019, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2019.

Page 2 of 8 Pages

CUSIP No. 637546102

1	names of reporting persons
Andrew J. Abernathey
2	check the appropriate box if a member of a group (see instructions)
(a) [ ]
(b) [ ]

3	sec use only

4	source of funds (see instructions)
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
[ ]
6	citizenship or place of organization
U.S.A.
NUMBER OF	7	sole voting power
SHARES		341,702 (1)
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		341,702 (1)
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
341,702 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
[ ]

13	percent of class represented by amount in row (11)
13.5% (2)
14	type of reporting person (see instructions)
IN

(1) Shares of Common Stock of the Company held by Meridian. Abernathey is the President and sole member of the Board of Directors of Meridian, holds sole voting and dispositive power over the securities held by Meridian, and may be deemed to beneficially own the securities held by Meridian.

(2) The percentage is based upon 2,531,552 shares of Common Stock outstanding as of November 13, 2019, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2019.

Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (the “Amendment”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of National Security Group, Inc. (the “Company”), 661 East Davis Street, Elba, Alabama 36323, and amends and supplements the Schedule 13D filed May 9, 2016, the Schedule 13D Amendment No. 1 filed August 22, 2016, the Schedule 13D Amendment No. 2 filed January 13, 2017 and the Schedule 13D Amendment No. 3 filed February 1, 2018 (collectively, the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

All information reported in the Schedule 13D under Item 2 remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Amendment was acquired by the Reporting Persons in open market purchases using member investments in Meridian for a total of $ $743,876.81.

Item 4.	Purpose of Transaction.

All information reported in the Schedule 13D under Item 4 remains in effect.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons with respect to rows 7, 8, 9, 10, 11, 12 and 13 are incorporated herein by reference.

(b)	The Reporting Person has sole voting and dispositive power over 341,702 shares of Common Stock.

(c)	From the date of the last filed Schedule 13D until the date of filing hereof, the following transactions occurred:

Date	Purchased Shares	Price
3/16/18	4,054	15.5741
3/16/18	36	15.7000
3/16/18	2,348	15.9979
3/20/18	1,040	15.8985
3/21/18	1,353	15.9808
4/11/18	7	16.0000
4/12/18	14	16.0000
4/13/18	22	16.0000
4/16/18	7	16.0000
8/22/18	78	14.8000

Page 4 of 8 Pages

Date	Purchased Shares	Price
9/19/19	916	14.4240
9/20/19	400	14.5000
9/21/18	3,467	14.6290
9/25/18	1	14.5000
10/1/18	1,340	14.5000
10/10/18	1,659	14.5000
10/11/18	828	14.5000
10/12/18	587	14.5000
10/19/18	2,800	14.5000
10/22/18	3	14.5000
10/24/18	2	14.5000
10/26/18	200	14.0000
11/6/18	1,000	13.2416
11/6/18	1,200	13.2521
11/6/18	1,000	13.4715
11/6/18	678	13.4749
11/6/18	1,000	13.4840
11/6/18	1,000	13.7200
11/6/18	1,000	13.7290
11/6/18	500	13.7685
11/14/18*	(400)	12.5300
11/16/18*	(381)	12.5000
11/20/18*	(400)	12.5100
12/3/18*	(400)	12.7000
5/14/19	173	11.5500
5/14/19	4,200	12.4941
5/14/19	400	12.9950
5/14/19	632	12.9984
5/14/19	100	14.2700
9/9/19	8	11.4600
9/9/19	10	11.5000
11/22/19	50	13.0000
11/22/19	200	13.0000
11/22/19	100	12.9900
11/22/19	134	13.0000
11/25/19	1	13.0000
11/29/19	1,100	13.5000
12/2/19	78	13.3600
12/2/19	100	13.3400
12/2/19	100	13.3400
12/2/19	23	13.3900
12/2/19	200	13.3900
12/2/19	1,000	13.3800

Page 5 of 8 Pages

Date	Purchased Shares	Price
12/2/19	200	13.3700
12/2/19	100	13.3800
12/2/19	400	13.9500
12/2/19	500	13.9000
12/2/19	100	13.7700
12/2/19	100	13.7800
12/2/19	1,200	13.8500
12/2/19	100	13.8493
12/2/19	400	13.8500
12/2/19	1,500	13.8400
12/2/19	100	13.8400
12/2/19	100	13.7800
12/2/19	100	13.3800
12/2/19	100	13.4500
12/2/19	672	13.4500
12/2/19	100	13.4400
12/2/19	1	13.2700
12/2/19	8	13.1000
12/2/19	25	13.1000
12/2/19	19	13.4500
12/2/19	1	13.4400
12/9/19	430	13.3900
12/9/19	3	13.3900
12/9/19	1,277	13.5000
12/9/19	361	13.5000
12/9/19	1,539	13.5000
12/9/19	100	13.5000
12/10/19	100	14.6100
12/10/19	100	14.6100
12/10/19	200	14.7000
12/10/19	100	14.7400
12/10/19	100	14.7493
12/10/19	100	14.7500
12/10/19	582	14.7500
12/10/19	100	14.7500
12/10/19	4	14.8200
12/10/19	2	14.9400
12/11/19	1	14.5000
12/11/19	9	14.5000
12/11/19	1	14.8700
12/13/19	2,037	15.0000
12/16/19	1	14.9000
12/17/19	497	14.9900

Page 6 of 8 Pages

Date	Purchased Shares	Price
12/17/19	115	14.9000
12/18/19	47	14.9100
12/20/19	571	14.9100
12/27/19	3	14.9100
12/31/19	6	14.9100
1/2/20	1,970	15.0000
1/2/20	112	14.9800
1/2/20	100	14.9800
1/3/20	149	15.0000

*	Represents shares accidentally sold by the Reporting Persons’ broker. Upon discovery, the Reporting Persons disgorged the profits from this sale to the Company.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement incorporated herein by reference to Exhibit A to Schedule 13D as filed with the Securities and Exchange Commission on May 9, 2016.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2020	Meridian Investments I, LLC

/s/ Andrew J. Abernathey
By: Andrew J. Abernathey
Its: President

/s/ Andrew J. Abernathey
Andrew J. Abernathey

Page 8 of 8 Pages